Mail Stop 4561

January 30, 2009

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101

> **Re:** **Alexandria Real Estate Equities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 001-12993**

Dear Mr. Marcus:

We have reviewed your response letter dated December 29, 2008, and have the following additional comment.

Form 10-K

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

1. We have reviewed your response to our prior comments 7 and 9. Please tell us the performance goals for officers on an individual basis and the exact performance goals considered in determining the annual cash bonuses. Please confirm that you will provide similar clarification in future filings

Exhibits, Financial Statement Schedules, page 45

Note 7 – Unsecured convertible notes, page F-19

2. We have read your response to comment 5. Based upon the terms of the notes, it appears that the net settlement cash provision may be problematic under the criteria set forth within paragraphs 12-13 of EITF 00-19. As it is stipulated in paragraph 12 of EITF 00-19, contracts that include *any* provision, regardless of

probability, that could require net-cash settlement cannot be accounted for as equity of the company.   Please tell us how you assess this potential net-cash settlement under EITF 00-19.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 if you have questions regarding comments on executive compensation and related matters. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant